SCHWANBERG INTERNATIONAL INC.

#1905, 101 - 6th Avenue SW ◇ Calgary, AB T2P 3P4 Canada ◇ Tel: (403) 265-3347 ◇ Fax: (403) 265-3348 ◇ TSX Venture "SCH"

03037905

2003-11-26

United States Securities
And Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

SUPPL

Re: Financial Statements for Period Ending June 30, 2003
File No. 82-34712
Rule 12G3-2(B) Under Securities Exchange Act of 1934

Please find enclosed the above financial statements. To date this is all the public disclosures since the August filing.

Should you have any questions regarding this document please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,

SCHWANBERG INTERNATIONAL INCORPORATED

Wendy Irvine
Executive Assistant

dw 12/4

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEET

	JUNE 30 2003	DECEMBER 31 2002
ASSETS		
Current		
Cash	$ 354,439	$ 446,279
Accounts receivable	843,774	569,252
Income tax receivable	222	14,269
Prepaid expenses and deposits	46,442	20,154
	1,244,877	1,049,954
Investments	59,182	-
Property, Plant And Equipment (Note 4)	1,183,154	1,028,166
	$ 2,487,213	$ 2,078,120
LIABILITIES		
Current		
Bank indebtedness (Note 6)	$ 237,670	$ 270,000
Accounts payable and accrued liabilities	1,567,827	1,023,095
Payable to related parties	45,000	84,779
	1,850,497	1,377,874
Future Income Taxes	181,600	181,600
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	1,265,742	1,265,742
Contributed Surplus	138,759	138,759
Deficit	(949,485)	(885,855)
	455,016	518,646
	$ 2,487,113	$ 2,078,120

Approved by the Directors:

"Burkhard Franz"
Director

"Savi Franz"
Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2003	2002	**2003**	2002
Income				
Oil and gas revenue	**$ 80,517**	$ -	**$ 218,932**	$ -
Interest	**-**	633	**320**	1,366
	80,517	633	**219,252**	1,366
Cost Of Production				
Operating expenses	**25,323**	-	**68,916**	-
Depletion	**32,650**	-	**69,887**	-
	57,973	-	**138,803**	-
	22,544	633	**80,449**	1,366
Administrative Expenses				
Bank charges and interest	**2,626**	705	**5,113**	1,139
Office facilities and services	**18,440**	14,477	**33,191**	27,868
Professional fees	**23,587**	6,329	**37,948**	10,025
Promotion and travel	**7,349**	2,675	**12,025**	3,439
Telephone	**11,116**	870	**14,556**	2,812
Regulatory	**2,677**	2,359	**7,952**	5,273
Transfer agent	**742**	811	**2,728**	1,182
Depreciation	**566**	-	**1,004**	-
Management fees	**15,000**	-	**24,000**	-
Consulting fees	**(4,360)**	-	**5,562**	-
	77,743	28,226	**144,079**	51,738
Net Loss For The Period	**(55,199)**	(27,593)	**(63,630)**	(50,372)
Deficit, Beginning Of Period	**(894,286)**	(727,612)	**(885,855)**	(704,833)
Deficit, End Of Period	**$ (949,485)**	$ (755,205)	**$ (949,485)**	$ (755,205)
Basic And Diluted Loss Per Share	**$**	$ (0.01)	**$**	$ (0.01)
Basic And Diluted Weighted Average Number Of Shares				

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2003	2002	**2003**	2002
Cash Flows From Operating Activities				
Loss for the period	**$ (55,199)**	$ (27,593)	**$ (63,630)**	$ (50,372)
Add: Items not involving cash:				
Depletion and depreciation	**33,216**	-	**70,891**	-
	(21,983)	(27,593)	**7,261**	(50,372)
Change in non-cash working capital items:				
Accounts receivable	**(30,349)**	7,992	**(274,522)**	3,015
Accounts payable and accrued liabilities	**216,120**	3,371	**544,732**	(33,763)
Income tax receivable	**(135)**	-	**14,047**	-
Prepaid expenses and deposits	**(2,285)**	-	**(26,288)**	-
	161,368	(16,230)	**265,230**	(81,120)
Cash Flows From Investing Activities				
Advances receivable				
Investments	**(59,182)**		**-**	
Oil and gas property acquisitions				
Purchase of capital assets				
Acquisition of subsidiary, net of cash acquired				
Cash Flows From Financing Activities				
Shares issued for cash	**-**	100,000	**-**	100,000
Shares issued for debt	**-**	-	**-**	29,031
Bank indebtedness	**(2,330)**	-	**(32,330)**	-
Payable to related parties	**-**	4,500	**(39,779)**	13,500
	(2,330)	104,500	**(72,109)**	142,531
Increase (Decrease) In Cash	**(37,855)**	(82,270)	**(91,840)**	61,411
Cash, Beginning Of Period	**392,294**	288,804	**446,279**	315,663
Cash, End Of Period	**$ 354,439**	$ 377,074	**$ 354,439**	$ 377,074

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATIONAL INCORPORATED

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of the Company for the nine months period ended September 30, 2003. Accordingly, these financial statements include the results of operations and cash flows for the nine month period ended September 30, 2003 and the reader must be aware that historical results are not necessarily indicative of the future performance.

For the three-month period ended September 30, 2003 the Company generated a profit of $116,597, or $0.01 per share, compared to a loss of $43,483 for the three months ended September 30, 2002.

Oil, natural gas and natural gas liquids (NGL's) sales averaged 87 barrels of oil equivalent per day ("boepd"), an increase of 50 boepd or 135% from the average sales rate during the second quarter of 2003. Workover operations at one well in Garrington were successful and increased production from July onwards

The average price received was $39.65 per barrel ("bbl") of oil, $24.31 per bbl of NGL's and $5.81 per thousand cubic feet ("mcf") of gas. Average price received per barrel of oil equivalent ("boe") was $37.66 compared to the average price of $33.73 per boe for the second quarter of 2003. Three quarters of the Company's production is oil.

Operating costs during the third quarter averaged $9.35 per boe, a reduction of 46% from the average operating cost of $17.35 per boe during the second quarter of 2003.

Steady high commodity prices, increased production and lower per unit operating costs resulted in a higher netback average of $28.61 per boe, more than double the average netback of $13.43 during the second quarter of 2003.

Capital Expenditures

During the nine months ended September 30, 2003 the Company through its subsidiary Lanex Resources Inc. incurred capital expenditures as follows:

Property acquisitions (P&NG)	$ 83,321
Geological & Geophysical	750
Drilling & Completion	197,838
Production facilities	49,252
Securities	38,593
Office Furniture	11,011
Total Capital Expenditure	$ 380,765

Liquidity and Capital Reserves

The Company's working capital as at September 30, 2003 was $(214,194) a reduction in the deficit at June 30, 2003 quarter of $140,245. The reduction in the deficit from the end of the second quarter of 2003 resulted from increased revenues due to increased production, steady commodity prices and lower costs. Also, the Company paid off its bank loan of $237,670 except for $10,000. At September 30, 2003 the Company had $429,106 in cash.

Review of Operations

Lanex holds varying working and royalty interests in 11.5 sections of land in the Garrington area of central Alberta.

The Company completed a workover of the Cardium formation in the well at 4-20-34-3 W5M at Garrington at the end of the second quarter. Lanex is the operator and has a fifty per cent working interest in the well. The well is tied into Lanex operated compression and treating facilities. During the third quarter, the well produced at an average rate of 132 boepd, 61 boepd net to Lanex.

A suspended Viking oil well at 6-6-35-2 W5M was re-completed in the Pekisko formation in the first quarter. Lanex has a 10% working interest in

this well. In the second quarter the Company applied to the Alberta Energy & Utilities Board ("AEUB") for Good Production Practice ("GPP") on the well to allow production above the 70 barrel per day ("bpd") allowable. GPP was granted by the AEUB on the well effective September 1, 2003. During September, the well produced at an average rate of 160 boepd, 16 boepd net to Lanex.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to September 30, 2003

No material events occurred subsequent to September 30, 2003.

Outlook for the Fourth Quarter of 2003

The Company has received approval from its partners in the well at 6-6-35-2 W5M to construct a flowline from the well to the 6-35 Battery. Pending AEUB approval, the new flowline will be completed before the end of the year.

Approval has been received from the AEUB to commingle the Cardium and Glauconite zones in the well at 4-20-34-3W5. The Glauconite zone was producing approximately 100 mcf per day (17 boepd) before being shut-in to re-complete the well in the Cardium. The Cardium zone produced an average of 132 boepd during the third quarter.

General optimization opportunities are being reviewed for most of the wells currently and fluid shots will be undertaken in the coming weeks. The Company has made good progress in optimizing operations at Garrington and will continue to review operations for further improvements, especially towards lowering operating costs. For example, a review is underway to

determine whether operating costs can be reduced by replacing pumpjacks on certain wells with plunger lift systems. The 6-35 Battery does not have produced water disposal facilities; a review is being undertaken to determine whether a disposal well and facilities can be installed at the battery to reduce water disposal costs. Now that production rates have stabilized at the well at 6-6-35-2 W5M, rental of the pumping equipment will be eliminated to reduce operating costs.

Based on its success at increasing production at Garrington, the Company is reviewing additional opportunities in the area to expand production. In addition, the Company continues to search for acquisition opportunities to increase its base of reserves and production.